                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.10)

                       FIRST NATIONAL OF NEBRASKA, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   335720108
                                (CUSIP NUMBER)

                              BRUCE R. LAURITZEN
                       FIRST NATIONAL OF NEBRASKA, INC.
                               1620 Dodge Street
                             Omaha, NE 68102-2188
                                (402) 341-0500


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                                    RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                August 10, 2000

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_]

CUSIP No. 335720108                    13D                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      Elizabeth D. Lauritzen
--------------------------------------------------------------------------------
      I.R.S. Identification No. of Above Person (entities only)

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO

--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
                                                                         USA

--------------------------------------------------------------------------------
                     7.   Sole Voting Power
      Number of           82,218

       Shares       ------------------------------------------------------------
                     8.   Shared Voting Power
    Beneficially          4,922
      Owned by
                    ------------------------------------------------------------
        Each         9.   Sole Dispositive Power
                          52,286
     Reporting
      Person        ------------------------------------------------------------
                     10.  Shared Dispositive Power
        With              34,854

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      87,140

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in Row (11)
      26.05%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN

--------------------------------------------------------------------------------

CUSIP No. 335720108                    13D                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      Bruce R Lauritzen
--------------------------------------------------------------------------------
      I.R.S. Identification No. of Above Person (entities only)

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO

--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      USA

--------------------------------------------------------------------------------
                      7.  Sole Voting Power
      Number of           92,619

       Shares       ------------------------------------------------------------
                      8.  Shared Voting Power
    Beneficially          12,756
      Owned by
                    ------------------------------------------------------------
        Each          9.  Sole Dispositive Power
                          92,619
     Reporting
      Person        ------------------------------------------------------------
                      10. Shared Dispositive Power
        With              200
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      121,891/(1)/

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)                                              [_]
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in Row (11)
      36.44%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN

--------------------------------------------------------------------------------
(1) includes an additional 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which he is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

CUSIP NO. 335720108                    13D                     Page 4 of 8 Pages

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      Ann Lauritzen Pape
--------------------------------------------------------------------------------
      I.R.S. Identification No. of Above Person (entities only)

--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)
      OO

--------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      USA

--------------------------------------------------------------------------------
                      7   Sole Voting Power
      Number of           3,717

       Shares       ------------------------------------------------------------
                      8   Shared Voting Power
    Beneficially          0
      Owned by
                    ------------------------------------------------------------
        Each          9   Sole Dispositive Power
                          3,717
     Reporting
       Person       ------------------------------------------------------------
                     10   Shared Dispositive Power
       With               0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      17,133/(1)/

--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
--------------------------------------------------------------------------------
13    Percent of class represented by amount in Row (11)
      5.12%

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      IN

--------------------------------------------------------------------------------
(1) Includes an additional 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape of which she is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

CUSIP NO. 335720108                    13D                     Page 5 of 8 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      Lauritzen Corporation
--------------------------------------------------------------------------------
      I.R.S. Identification No. of Above Person (entities only)
      7-0444651

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      BK

--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      NE

--------------------------------------------------------------------------------
                      7.  Sole Voting Power
      Number of           0

       Shares       ------------------------------------------------------------
                      8.  Shared Voting Power
    Beneficially          83,596
      Owned by
                    ------------------------------------------------------------
        Each          9.  Sole Dispositive Power
                          0
     Reporting
       Person       ------------------------------------------------------------
                      10. Shared Dispositive Power
       With               83,596
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      83,596

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in Row (11)
      24.99%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO

--------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

ITEM 4.  PURPOSE OF TRANSACTION

     On May 28, 1999, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape were appointed by a court order to act as co-conservators of all the assets of John R. Lauritzen. Elizabeth D. Lauritzen is the spouse of John
R. Lauritzen and Bruce R. Lauritzen and Ann Lauritzen Pape are the adult children of John R. and Elizabeth D. Lauritzen. On July 21, 2000, John R. Lauritzen died resulting in the disposition of all of his assets into his estate, including 4,922 shares of Common Stock of FNNI. As co-conservators, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape shared investment and voting power over the 4,922 shares. Upon the death of John R. Lauritzen, the right of the co-conservators to vote and dispose of the 4,922 shares was extinguished.

     On August 10, 2000, Elizabeth D. Lauritzen was confirmed as one of three Personal Representatives of the estate of John R. Lauritzen. In such capacity, Mrs. Lauritzen retains shared voting power with respect to the 4,922 shares of Common Stock of FNNI.

     None of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Ann Lauritzen Pape nor the Lauritzen Corporation has any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of FNNI, or the disposition of securities of FNNI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNNI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of FNNI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of FNNI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of FNNI;

     (f)  Any other material change in FNNI's business or corporate structure;

     (g) Changes in FNNI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) The common stock of FNNI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  Any action similar to any of those enumerated above.

                                                            Page 7 of 8 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is amended in its entirety to read as follows:

     The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

                                 Amount and Nature of        Percent
                    Name         Beneficial Ownership       of Shares
                    ----         --------------------       ---------

         Elizabeth D. Lauritzen    87,140 (1)(3)(5)           26.05%
         ----------------------   -----------------           -----
         Bruce R. Lauritzen       121,891 (2)(3)              36.44%
         ------------------       --------------              -----
         Ann Lauritzen Pape        17,133 (4)(5)               5.12%
         ------------------       --------------               ----
         Lauritzen Corporation     83,596                     24.99%
         ---------------------    -------                     -----

  (1) Consists of (A) 52,286 shares over which Elizabeth D. Lauritzen has sole investment and voting power and (B) 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen over which she has sole voting power and shares investment power with First National Bank of Omaha, and (C) 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape over which she has sole voting power and shares investment power with First National Bank of Omaha. In addition, Mrs. Lauritzen serves as a Personal Representative of the estate of John R. Lauritzen. As a Personal Representative, Mrs. Lauritzen shares voting power with two other Personal Representatives over 4,922 shares.
  (2) Consists of 9,023 shares over which Bruce R. Lauritzen exercises sole investment and voting power; 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen from which he has the right to receive dividends and sale proceeds; 200 shares over which Mr. Lauritzen shares voting and investment power with his wife; 11,082 shares owned by the First National Pension Plan over which he exercises voting power; 1,474 shares owned by the Lauritzen Corporation pension plan over which he exercises voting power; and 83,596 shares owned by the Lauritzen Corporation over which Mr. Lauritzen, as Chairman of the Lauritzen Corporation, has sole voting and investment power.
  (3) Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Bruce R. Lauritzen. The total number of shares beneficially owned by them, without duplication, is 192,515 or approximately 57.55% of the issued and outstanding shares.
  (4) Consists of 3,717 shares of which Mrs. Pape exercises sole investment and voting power and 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape from which she has the right to receive dividends and sale proceeds.
  (5) Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Ann Lauritzen Pape. The total number of shares beneficially owned by them, without duplication, is 90,857 or approximately 27.16% of the issued and outstanding shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following are filed as Exhibits to this Amendment No. 10 to
          Schedule 13D:

          A.     First Amended and Restated Joint Filing Agreement

                                                               Page 8 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2000

                                         /s/ Elizabeth D. Lauritzen
                                         ---------------------------------
                                         Elizabeth D. Lauritzen

                                         /s/ Bruce R. Lauritzen
                                         ---------------------------------
                                         Bruce R. Lauritzen

                                         /s/ Ann Lauritzen Pape
                                         ---------------------------------
                                         Ann Lauritzen Pape

                                         LAURITZEN CORPORATION

                                         By: /s/ Bruce R. Lauritzen
                                             -----------------------------
                                             Bruce R. Lauritzen, Chairman

                                                                       EXHIBIT A

               FIRST AMENDED AND RESTATED JOINT FILING AGREEMENT

     The undersigned hereby agree to amend and restate that certain Joint Filing Agreement, dated as of June 7, 1999, between John R. Lauritzen and all of the undersigned to reflect the death of John R. Lauritzen and the termination of the co-conservatorship with respect to all of the assets of John R. Lauritzen, and, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $5.00 per share, of First National of Nebraska, Inc., a Nebraska corporation, and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 21/st/ day of August, 2000.

                                    /s/ Elizabeth D. Lauritzen
                                    ---------------------------------
                                    Elizabeth D. Lauritzen

                                    /s/ Bruce R. Lauritzen
                                    ---------------------------------
                                    Bruce R. Lauritzen

                                    /s/ Ann Lauritzen Pape
                                    ---------------------------------
                                    Ann Lauritzen Pape

                                    LAURITZEN CORPORATION, a Nebraska
                                    corporation

                                    By: /s/ Bruce R. Lauritzen
                                        -----------------------------
                                        Bruce R. Lauritzen, Chairman